Exhibit 99.3

Consolidated Balance Sheets
(Unaudited, Expressed in thousands of US dollars)

	Note	As at June 30, 2008	As at December 31, 2007
ASSETS		$	$
Current assets:
Cash and cash equivalents	4	139,969	113,265
Gold bullion (market value $155,774; December 31, 2007: $129,193)	5	65,320	53,982
Receivables and other current assets	12	65,726	77,221
Inventories	6	92,501	89,230
		363,516	333,698
Other long-term assets		119,056	88,416
Working interests		133,220	112,478
Royalty interests		32,434	34,835
Mining assets		1,000,511	1,023,961
Exploration and development		223,620	225,473
Goodwill		361,648	361,648
Other intangible assets		13,574	15,103
		2,247,579	2,195,612
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities		129,398	127,672
Dividends payable		-	17,625
Current portion of long-term liabilities		29,270	32,430
		158,668	177,727
Long-term liabilities:
Long-term debt	7	5,631	5,696
Future income and mining tax liability		164,950	157,956
Asset retirement obligations		74,841	77,506
Accrued benefit liability		6,437	6,360
Long-term portion of forward sales liability		-	10,472
		251,859	257,990
Non-controlling interest		10,223	8,579
Shareholders’ equity:
Common shares	8	1,655,485	1,633,119
Stock-based compensation		12,766	20,034
Warrants		24,391	24,391
Retained earnings		117,197	49,553
Accumulated other comprehensive income	9	16,990	24,219
		1,826,829	1,751,316
		2,247,579	2,195,612
Commitments and contingencies (note 11)
Subsequent event (note 15)

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

Consolidated Statements of Earnings
(Unaudited, Expressed in thousands of US dollars, except per share amounts)

	Note	Three months ended June 30,		Six months ended June 30,
		2008	2007	2008	2007
		$	$	$	$
Revenues		225,098	167,306	433,050	313,664
Expenses:
Mining costs, excluding depreciation, depletion and amortization	10	120,199	110,908	228,283	206,482
Depreciation, depletion and amortization		47,207	28,884	87,892	52,474
		167,406	139,792	316,175	258,956
		57,692	27,514	116,875	54,708
Earnings from working interests		9,188	6,313	20,081	12,597
		66,880	33,827	136,956	67,305
Other:
Corporate administration		9,987	8,823	18,576	15,167
Exploration		7,991	7,988	15,960	13,992
Impairment charge		-	93,725	-	93,725
Interest expense		48	269	147	926
Foreign exchange		1,590	(106)	1,782	782
Non-hedge derivative loss (gain)	11	503	(40)	(981)	484
Other income		(8,417)	(626)	(8,344)	(1,484)
		11,702	110,033	27,140	123,592
Non-controlling interest		782	294	1,644	401
		12,484	110,327	28,784	123,993
Earnings (loss) before income and mining taxes		54,396	(76,500)	108,172	(56,688)
Income and mining taxes:
Current taxes		15,402	9,852	31,643	17,832
Future taxes		5,723	(4,982)	8,885	(4,435)
		21,125	4,870	40,528	13,397
Net earnings (loss)		33,271	(81,370)	67,644	(70,085)
Weighted average number of common shares outstanding (in thousands)	8
Basic		295,605	293,042	295,214	292,920
Diluted		295,772	293,042	295,433	292,920
Basic and diluted net earnings (loss) per share	8	0.11	(0.28)	0.23	(0.24)

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

Consolidated Statements of Comprehensive Income (Loss)
(Unaudited, Expressed in thousands of US dollars)

	Note	Three months ended June 30,		Six months ended June 30,
		2008	2007	2008	2007
		$	$	$	$
Net earnings (loss)		33,271	(81,370)	67,644	(70,085)
Other comprehensive income (loss), net of tax:
Cumulative translation adjustment
Unrealized gain (loss) on translating financial statements of net investment in self-sustaining foreign operations		1,229	13,468	(6,993)	15,063
Change in unrealized gains (losses) on available-for-sale financial assets
Unrealized gains (losses) on available-for-sale financial assets		161	(2,563)	(366)	(3,806)
Income tax impact		18	153	130	280
		179	(2,410)	(236)	(3,526)
Total other comprehensive income, net of tax	9	1,408	11,058	(7,229)	11,537
Comprehensive income (loss)		34,679	(70,312)	60,415	(58,548)

Consolidated Statements of Retained Earnings
(Unaudited, Expressed in thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	$	$	$	$
Retained earnings, beginning of period	83,926	120,323	49,553	109,038
Net earnings (loss)	33,271	(81,370)	67,644	(70,085)
Retained earnings, end of period	117,197	38,953	117,197	38,953

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

Consolidated Statements of Cash Flows
(Unaudited, Expressed in thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	$	$	$	$
Operating activities:
Net earnings (loss)	33,271	(81,370)	67,644	(70,085)
Disbursement to defined benefit plans	(19)	(2,040)	(39)	(2,071)
Disbursement to asset retirement obligations	(2,315)	131	(3,900)	(123)
Items not affecting cash:
Earnings from working interests	(9,188)	(6,313)	(20,081)	(12,597)
Depreciation, depletion and amortization	47,207	28,884	87,892	52,474
Impairment charge	-	93,725	-	93,725
Amortization of forward sales liability	(4,428)	(9,521)	(8,771)	(18,608)
Future income and mining taxes	5,723	(4,982)	8,885	(4,435)
Stock-based compensation	460	1,217	938	1,795
Non-hedge derivative losses (gains)	503	(40)	(981)	484
Gain on sales of assets	(2,134)	-	(1,302)	(75)
Unrealized foreign exchange losses (gains)	(822)	1,216	(676)	825
Accretion expenses – asset retirement obligations	1,252	1,811	2,410	2,784
Future benefit expense	204	32	412	123
Non-controlling interest	782	294	1,644	401
Change in non-cash working capital	(25,635)	(8,981)	(16,473)	(13,903)
	44,861	14,063	117,602	30,714
Investing activities:
Mining assets	(31,541)	(20,405)	(59,641)	(39,283)
Exploration and development	(2,402)	(8,796)	(5,339)	(14,909)
Long-term ore stockpiles	(1,967)	-	(8,448)	-
Investments	(3,335)	(3)	(5,105)	(3)
Restricted cash	-	-	(6,755)	-
Other assets	3	87	42	118
Proceeds from sale of assets	1,780	462	1,839	647
	(37,462)	(28,655)	(83,407)	(53,430)
Financing activities:
Proceeds from loan	-	-	-	7,500
Repayment of long-term debt	(18)	(3,618)	(4,027)	(29,372)
Issue of common shares, net of issue costs	180	770	14,161	2,146
Dividends paid	-	-	(17,625)	(17,570)
	162	(2,848)	(7,491)	(37,296)
Increase (decrease) in cash and cash equivalents from continuing operations	7,561	(17,440)	26,704	(60,012)
Increase in cash and cash equivalents from discontinued operations	-	-	-	28,451
Net increase (decrease) in cash and cash equivalents	7,561	(17,440)	26,704	(31,561)
Cash and cash equivalents, beginning of period	132,408	110,204	113,265	124,325
Cash and cash equivalents, end of period	139,969	92,764	139,969	92,764
Supplemental cash flow information:
Interest paid	32	268	96	1,015
Income and mining taxes paid	11,057	1,788	15,071	4,667

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

Notes to the Interim Consolidated Financial Statements
(Unaudited. Tabular amounts in thousands of US Dollars except where otherwise indicated)

1.	Basis of presentation:

The unaudited interim consolidated financial statements of IAMGOLD Corporation (“IAMGOLD” or “the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”), except they do not contain all the disclosures as required for annual financial statements.  They have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2007, except for the changes in accounting policies mentioned in Note 2 below.  The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2007.

2.	Changes in accounting policies:

(a)  Financial instruments—disclosures and presentation:

The Canadian Institute of Chartered Accountants (“CICA”) issued new accounting standards: Section 3862—Financial instruments – disclosures, and Section 3863—Financial instruments – presentation, which were effective for IAMGOLD on January 1, 2008. The new sections replace Section 3861—Financial instruments – disclosure and presentation.

Section 3862 requires the disclosure of additional qualitative and quantitative information that enables users to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  The adoption of this new accounting standard resulted in expanded disclosures contained in Note 12.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, and the classification of related interest, dividends, losses and gains.  The adoption of this new accounting standard did not have any impact on the Company’s financial statements.

(b)  Capital disclosures:

On December 1, 2006, the CICA issued the new accounting standard: Section 1535—Capital disclosures, which was effective for IAMGOLD on January 1, 2008. Section 1535 specifies the disclosure of information that enables users of the Company’s financial statements to evaluate the entity’s objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.  The adoption of this new accounting standard resulted in expanded information disclosed in Note 13.

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

(c)	Inventories:

In June 2007, the CICA issued Section 3031 – Inventories which replaces Section 3030 – Inventories and establishes standards for the measurement and disclosure of inventories. This section applies to fiscal years beginning on or after January 1, 2008. The main features of the new section are:

•	Measurement at the lower of cost and net realizable value;

•	Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, assigned by using a specific identification of their individual costs;

•	Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories;

•	Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

This new section also provides for additional disclosure presented in Notes 6 and 10.  The adoption of this new accounting standard resulted in a reclassification of $1.3 million of capital spares from inventories to mining assets at January 1, 2008.

3.	Future Accounting Policies:

(a)	Goodwill and intangible assets

In February 2008, the CICA replaced Section 3062 by Section 3064 – Goodwill and intangible assets and adopted relevant parts of International Financial Reporting Standard IAS 38 – Intangible Assets. This section gives the definition of goodwill and intangible assets, and instruction for recognition and measurement. This section applies to fiscal years beginning on or after October 1, 2008. The Company is assessing the impact of this new section and will adopt these standards in 2009.

(b)	International Financial Reporting Standards

In January 2006, the Accounting Standards Board (“AcSB”) adopted its strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted high-quality standards, namely, International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB).  In February 2008, the AcSB confirmed that IFRS must be adopted for fiscal years beginning on or after January 1, 2011.

IAMGOLD started its transition process with the development of a preliminary plan and the identification of a team and an external resource provider which will be involved in the process.  This team includes people at all levels of the organization from different departments such as finance, information technology, internal control, mining operations and investor relations.  A training plan has been developed and is currently in progress.  The team is currently in the process of identifying the major differences between the Company’s accounting policies and IFRS and will assess the impact of the application of IFRS on the Company’s consolidated financial statements, including choices permitted under IFRS, and implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis.  The impact on the Company’s business practices, information technology and data systems, and internal controls over financial reporting will also be assessed and a detailed implementation plan will be developed.  The Company will follow the key events timeline proposed by the AcSB to obtain training and thorough knowledge of IFRS, finalize assessment of accounting policies with reference to IFRS and plan for convergence to be ready for the changeover planned in 2011.

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

4.	Cash and Cash Equivalents:

	As at June 30, 2008	As at December 31, 2007
	$	$
Cash	128,269	93,215
Cash equivalents: Short-term deposits with initial maturities of less than three months	11,700	20,050
Cash and cash equivalents	139,969	113,265

5.	Gold Bullion:

		As at June 30, 2008	As at December 31, 2007
Ounces held	(oz)	167,454	154,954
Weighted average acquisition cost	($/oz)	390	348
Acquisition cost	(in $000s)	65,320	53,982
End of period spot price for gold	($/oz)	930	834
End of period market value	(in $000s)	155,774	129,193

6.	Inventories:

	As at June 30, 2008	As at December 31, 2007
	$	$
Gold production inventory (Gold doré and Gold in process)	27,719	20,004
Niobium production inventory	7,200	7,644
Concentrate inventory	87	12
Ore stockpiles – current	14,862	20,640
Mine supplies	42,633	40,930
Inventories	92,501	89,230
Long-term ore stockpiles, included in other long-term assets	61,545	53,128
	154,046	142,358

The amount of inventories recognized as an expense during the period is disclosed in Note 10. During 2008, there was no write-down of inventories recognized as an expense.

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

7.	Long-term debt:

	As at June 30, 2008	As at December 31, 2007
	$	$
Credit facility(a)	-	4,000
Purchase price payable-Camp Caiman(b)	3,947	3,928
Financing agreement with Hydro-Québec(c)	1,142	1,174
Non-participating shares(d)	800	800
Other	241	327
Total	6,130	10,229
Current portion	499	4,533
Long-term portion	5,631	5,696

(a)
The current portion of the non-revolving term loan of the credit facility totaling $4,000,000 as at December 31, 2007 was repaid in March 2008.  In the second quarter of 2008, the Company replaced the previous credit facility by signing a new $140,000,000 five-year revolving credit facility which may be used for general corporate purposes including acquisitions.  The new credit facility provides for an interest rate margin above LIBOR and Base rate advances which varies according to the senior debt ratio. The letter of credit and standby fees also vary according to the senior debt ratio. This credit facility is guaranteed and secured by the Company’s major subsidiaries and secured by a pledge of IAMGOLD’s shares in these subsidiaries.

 As at June 30, 2008, the new credit facility was not drawn upon, except for $11,387,000 in letters of credit issued to guarantee asset retirement obligations.

(b)	Liability assumed relating to the balance of the purchase price for the Camp Caiman project from Asarco Incorporated, a wholly owned subsidiary of Asarco Guyane Française S.A.R.L.

(c)	Financing relating to an agreement with Hydro-Québec for the installation of a new power line at the Niobec mine site. The annual interest rate is 6.41%.

(d)	Remaining non-participating shares redeemable, assumed following the acquisition of Cambior Inc. in November 2006.

8.	Share Capital:

(a)	Authorized: Unlimited first preference shares, issuable in series; Unlimited second preference shares, issuable in series; Unlimited common shares

Issued and outstanding common shares are as follows:

	Three months ended June 30, 2008		Six months ended June 30, 2008
	Number of shares	Amount $	Number of shares	Amount $
Issued and outstanding at the beginning of the period	295,544,729	1,647,837	293,763,672	1,633,119
Exercise of options(b)	73,600	7,679	869,546	13,802
Share bonus plan(c)	5,000	30	61,149	467
Issuance of flow-through shares (net of issue costs)	-	(61)	928,962	8,097
Issued and outstanding at the end of the period	295,623,329	1,655,485	295,623,329	1,655,485

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

(b)	Share options:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three and four years and expire no later than ten years from the grant date. As of June 30, 2008, 12,405,701 shares remain in reserve.  Options issued on the acquisition of Repadre Capital Corporation (in 2003), and Cambior Inc. (in 2006) are excluded from this reserve number.

A summary of the status of the Company’s share option plan as of June 30, 2008 and changes during the second quarter and the first half of 2008 are presented below. All exercise prices are denominated in Canadian dollars. The exchange rates at June 30, 2008 and December 31, 2007 were 1.0197 and 0.9913, respectively.

	Three months ended June 30, 2008		Six months ended June 30, 2008
	Number of options	Weighted Average Exercise Price ($C/option)	Number of options	Weighted Average Exercise Price ($C/option)
Outstanding at the beginning of the period	4,819,078	8.83	5,741,858	8.63
Granted	1,942,500	6.40	1,942,500	6.40
Exercised	(73,600)	3.34	(869,546)	6.92
Forfeited	(23,181)	7.16	(150,015)	9.49
Outstanding at the end of the period	6,664,797	8.18	6,664,797	8.18
Exercisable at June 30, 2008			2,953,505	8.33

The fair value of the options granted during 2008 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions.  The expected life of these options is four years and the estimated fair value will be expensed over the options’ vesting period of four years.

2008
Risk free interest rate	3%
Volatility	37%
Dividend	1%

(c)	Share bonus plan:

The Company has a share bonus plan for employees whereby a maximum of 600,000 common shares may be awarded. As of June 30, 2008, 446,707 shares remain in reserve.

	Three months ended June 30, 2008	Six months ended June 30, 2008
	Number of Shares	Number of Shares
Outstanding at the beginning of the period	86,652	137,801
Granted	5,000	10,000
Issued	(5,000)	(61,149)
Outstanding at the end of the period	86,652	86,652

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

(d)	Deferred share plan:

Effective April 11, 2007, the Company has a deferred share plan for employees whereby a maximum of 500,000 common shares may be awarded.  The Company granted 135,000 share units on May 16, 2008 and as of June 30, 2008, no shares have been issued under this plan.

	Three months ended June 30, 2008	Six months ended June 30, 2008
	Number of Shares	Number of Shares
Outstanding at the beginning of the period	-	-
Granted	135,000	135,000
Issued	-	-
Outstanding at the end of the period	135,000	135,000

(e)	Stock-based compensation:

The Company expenses, over the vesting period, the fair value of all stock-based compensation granted.

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	$	$	$	$
Share options(b)	394	1,017	791	1,434
Share bonus plan(c)	13	200	94	361
Deferred share plan(d)	53	-	53	-
	460	1,217	938	1,795

(f)	Warrants

On the acquisition of Cambior, 20,000,000 warrants were issued, exercisable for 8,400,000 shares at a price of C$8.93 each.  As at June 30, 2008, there were 19,991,000 warrants outstanding, exercisable for 8,396,220 shares expiring on August 12, 2008.

(g)	Earnings per share:

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

Basic earnings (loss) per share computations:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Numerator:
Net earnings (loss) ($000’s)	33,271	(81,370)	67,644	(70,085)
Denominator:
Weighted average common shares outstanding	295,605,443	293,041,575	295,214,117	292,920,080
Basic earnings (loss) per share	0.11	(0.28)	0.23	(0.24)

Diluted earnings (loss) per share computations:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Numerator:
Net earnings (loss) ($000’s)	33,271	(81,370)	67,644	(70,085)
Denominator:
Weighted average common shares outstanding	295,605,443	293,041,575	295,214,117	292,920,080
Dilutive effect of employee share options	166,659	-	218,819	-
Dilutive effect of warrants	-	-	-	-
Diluted weighted average common shares outstanding	295,772,102	293,041,575	295,432,936	292,920,080
Diluted earnings (loss) per share	0.11	(0.28)	0.23	(0.24)

Equity instruments excluded from the computation of diluted earnings (loss) per share which could be dilutive in the future were as follows:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
(Number of options and warrants )
Share options	6,045,382	6,798,871	6,039,609	6,798,871
Warrants	8,396,220	8,396,220	8,396,220	8,396,220
	14,441,602	15,195,091	14,435,829	15,195,091

(h)	Flow-through common shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation.  If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. In March 2008, the Company issued 928,962 flow-through shares for the Westwood project totaling C$8,500,000 which will have to be spent in 2008.

As at June 30, 2008, the remaining commitment, with respect to unspent resource expenditures under flow-through common share agreements, was $3,019,000.

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

9.	Accumulated Other Comprehensive Income (Loss)

	Cumulative translation adjustment	Unrealized gain (loss) on marketable securities	Income tax impact	Accumulated other comprehensive income (loss)
	$	$	$	$
Balance at December 31, 2007	25,047	(909)	81	24,219
Changes in the first quarter of 2008	(8,222)	(527)	112	(8,637)
Balance at March 31, 2008	16,825	(1,436)	193	15,582
Changes in the second quarter of 2008	1,229	161	18	1,408
Balance at June 30, 2008	18,054	(1,275)	211	16,990

10.	Mining Costs

Mining costs, excluding depreciation, depletion and amortization, include mine production, transport and refinery costs, royalty expenses, applicable general and administrative costs, movement in inventories and ore stockpiles, accretion expenses and ongoing environmental rehabilitation costs as well as transfers to and from deferred stripping costs and deferred development.  Ongoing termination costs are included, however, employee termination costs associated with major restructuring and mine closures are excluded.  These costs, analyzed by nature, consist of the following:

	Three months ended June 30,			Six months ended June 30,
	2008	2007	2008	2007
	$	$	$	$
Operating mining costs	105,366	99,147	203,000	182,102
Royalties	14,883	9,765	29,054	17,750
Accretion expense	1,302	1,863	2,410	2,554
Inventories movement	(1,352)	133	(6,181)	4,076
Mining costs, excluding depreciation, depletion and amortization	120,199	110,908	228,283	206,482

11.	Commitment and Contingencies:

(a)	Gold sales commitments:

As of June 30, 2008, the remaining outstanding forward sales contracts of Mupane acquired as part of the acquisition of Gallery Gold Limited (“GGL”) were as follows:

Year	Forward Sales (oz)	Average Forward Price ($/oz)	Liability $
2008	38,888	402	9,103
2009	43,888	407	10,472
Total	82,776	405	19,575

The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices.  On delivery of

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue. During the first half of 2008, the required 38,888 ounces of gold were delivered under the forward sales contracts (38,888 ounces in the first half of 2007).

	As at June 30, 2008		As at December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Normal sales contracts (Mupane)	(19,575)	(44,061)	(28,346)	(53,720)

(a)	Non-hedge derivative loss (gain):

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	$	$	$	$
Change in the fair value of the non-hedge derivative instruments	-	(312)	-	972
Loss (gain) resulting from the change in fair value of embedded and gold receivable	404	272	(1,275)	(488)
Unrealized loss from the change in fair values of warrants included in marketable securities	99	-	294	-
Non-hedge derivative loss (gain)	503	(40)	(981)	484

(c)	Claims:

In October 2007 an audit claim for the years 2005 and 2006 was received from the Department of Taxation in Mali for the Sadiola and Yatela mines. The Company has recorded a provision regarding the audit claim but has not recorded a provision for potential claims for differences arising from these claims.

The Company believes that the carrying amount of items owing from the Government of Mali related to VAT and fuel tax receivable are recoverable and no additional provisions are considered necessary.

The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business.  The Company is also subject to the possibility of new income and mining tax assessments for some years.  The Company does not believe that unfavorable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company’s financial condition.

No amounts have been accrued in the financial statements.

(d)	Agreement to sell the Sleeping Giant Mine:

On October 9, 2007, IAMGOLD announced that an option agreement has been signed with Cadiscor Resources Inc. (“Cadiscor”) granting them the right to purchase the Sleeping Giant mine after the completion of mining and processing for total consideration of up to C$7,000,000.  As part of the agreement with Cadiscor, IAMGOLD will continue to mine and process reserves at Sleeping Giant until the end of its current reserve life, currently planned in the fourth quarter of 2008, at which time, Cadiscor will purchase the property and all the related infrastructure assets.

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

(e)	Camp Caiman Project

Camp Caiman is a development project, located about 45 kilometers southeast of Cayenne, the capital city of French Guiana.  Following the French Government’s denial of the permit for the construction of Camp Caiman and the declaration of the need to review the existing code for mine development, the Company has developed a conceptual plan, the Project Harmonie, as an alternate approach to developing the existing deposit in French Guiana.  The Company approached the French Government at a number of levels, and other stakeholders including various environmental groups to ensure the conceptual plan is understood.  The Company will be working in cooperation with the French mining and environmental administration to ensure that the new framework provides a basis for the highest standards for responsible mining that is economically viable.  The first draft of the mining framework is due to be completed in September 2008.  A decision to submit a formal application for a mining permit for Project Harmonie is expected by the end of December 2008.  The Company cannot predict with certainty whether Project Harmonie would be feasible under the terms of the new mining framework or whether a formal application for a mining permit would be granted.  If the project is not feasible or an application for a mining permit is not successful, the only recourse for recovering the value of Camp Caiman project would be a claim for compensation.  In order to protect the Company’s rights and interests regarding the denial of the Camp Caiman project, the appropriate legal claims have been filed.  The Company remains committed to the French Guiana region and seeks to make a valuable contribution to the economic development of French Guiana.

If the Company is unable to reach an agreement on an acceptable project development plan, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time.  Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists.  The Company will continue to monitor the situation.

(f)	Quimsacocha Project in Ecuador

In Ecuador, a mandate passed by the Constituent Assembly in April 2008 resulted in a moratorium on mining activities in the country for 180 days pending the completion of new mining legislation.  In the second quarter of 2008, the Government of Ecuador has advanced the process of revising the Mining Code of Ecuador by conducting an extensive review of the policy recommendations made by the Constitutional assembly and through dialogue with international mining experts.  A mining committee consisting of senior officials of the Mining Ministry and representatives of the large mining companies active in Ecuador, including IAMGOLD, has conducted regular and constructive discussions regarding technical, fiscal and environmental aspects of the new Mining Code.  On June 27, 2008, the Minister of Mines submitted a draft Mining Code to the President for his review.  The President has, throughout this period, consistently maintained his commitment to develop a Mining policy that allows for and promotes responsible large scale mining that provides an equitable sharing of benefits between all stakeholders.  The President has indicated his intention to publish a draft Mining Code and conclude the Constitutional assembly process before the end of August.  While the legislative review proceeded, the Company continued with the work of completing a prefeasibility study for the Quimsacocha project.  The Company will continue to work to complete the feasibility study and both the environmental and social impact assessments.  The Company looks forward to resuming exploration drilling on new targets within the concessions following the approval of the new Mining Code when drilling permits become available.  The Government of Ecuador has not officially set a specific timetable for the final approval of the Mining Code.

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

If the Company is unable to reach an agreement on an acceptable project development plan, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time.  Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists.  The Company will continue to monitor the situation.

(g)	La Arena

In May 2008, IAMGOLD announced that it has entered into an agreement with Rio Alto Mining Limited (“Rio Alto”) for the sale of its Peruvian development gold-copper La Arena project, for a consideration of $47.6 million in cash and a 5.5% interest in Rio Alto.  Rio Alto is required to obtain funding to complete the transaction.  In light of information from Rio Alto’s financial advisors on raising funds for the transaction, IAMGOLD and Rio Alto are considering different financial structures to conclude the transaction for the same aggregate consideration.

12.	Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments:

	As at June 30, 2008		As at December 31, 2007
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Financial Assets
Cash and cash equivalents(1)	139,969	139,669	113,265	113,265
Restricted cash(1)	8,297	8,297	1,790	1,790
Receivables excluding gold receivable(2)	59,942	59,942	61,773	61,773
Marketable securities(3)	13,680	13,680	2,974	2,974
Gold receivable(4)	5,784	5,773	15,448	15,404
Financial Liabilities
Accounts payable and accrued liabilities(2)	129,398	129,398	127,672	127,672
Long-term debt (5)	6,130	6,130	10,229	10,229
Gold forwards (Note 11)(6)	19,575	44,061	28,346	53,720

(1)
Cash and cash equivalents, and restricted cash are designated as held-for-trading and are recorded at market value, which approximated fair value due to the short maturity period.  The related interest income totaled $527,000 during the second quarter of 2008 compared to $797,000 during the second quarter of 2007 ($1,100,000 during the first half of 2008 compared to $1,567,000 during the first half of 2007).

(2)
Receivables excluding the gold receivable, and accounts payable and accrued liabilities are recorded at amortized cost.  The fair value is equivalent to the carrying amount given the short maturity period.  Interest income and expense are recorded in the statement of earnings and do not represent important amounts.

(3)
Marketable securities, excluding warrants included therein, are classified as available-for-sale and are recorded at fair value.  The unrealized gain or loss related to changes in market value, based on the last quoted market price, is accounted for in other comprehensive income (OCI) until the marketable securities are either sold or permanently impaired.  When marketable securities are sold or permanently impaired, the accumulated unrealized gain or loss recorded within OCI is recycled and the gain or loss on disposal is recorded in the

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

consolidated statement of earnings.  During the first half of 2008, there have been no disposals or permanent impairments of marketable securities.  During the second quarter of 2008, an unrealized gain of $161,000 was recorded in OCI (unrealized loss of $366,000 during the first half of 2008).  The cumulative amount totaled $1,275,000.

The Company also has share purchase warrants which are included in marketable securities (included in long-term assets) for financial statement purposes.  These warrants are considered held-for-trading and are measured at fair value using the Black-Scholes pricing model.  The unrealized gain or loss related to changes in fair value is reported under “non-hedge derivative gain or loss” in the consolidated statement of earnings.  An unrealized loss of $99,000 was recorded during the second quarter of 2008 (unrealized loss of $294,000 during the first half of 2008).

(4)
The gold receivable is accounted for as an interest bearing receivable with interest recorded in investment income in the consolidated statement of earnings, which totaled $159,000 during the second quarter of 2008 compared to $317,000 during the second quarter of 2007 ($399,000 during the first half of 2008 compared to $625,000 during the first half of 2007).  The embedded derivative is marked-to-market based on the change in gold price between the inception date of the contract and the end of the period with the change charged to earnings under ‘”non-hedge derivative gain or loss” which resulted in a loss of $404,000 during the second quarter of 2008 compared to $272,000 during the second quarter of 2007 (gain of $1,275,000 during the first half of 2008 compared to $488,000 during the first half of 2007).

(5)
The long-term debt is recorded at amortized cost.  Since most of the long-term debt is variable rate debt, the fair value of the Company’s long-term debt is equivalent to the carrying amount.  Fair value is estimated using discounted cash flow analysis based on the Company’s current borrowing rate for similar borrowing arrangements.  Interest is either expensed or capitalized according to the project the debt is related to (Note 7).

(6)
The gold forward contracts related to the Mupane mine are considered normal purchase and sales contracts.  They were recorded at fair value on the date of acquisition of Gallery Gold Limited (GGL).  On delivery of gold into the forward contracts, the related liability is amortized and recorded in gold revenue.  The Company obtains a valuation for the fair value of the gold forward contracts from counterparties of its portfolio of gold forward contracts.  This valuation is based on forward rates considering the market price, rate of interest, gold lease rate and volatility.

Risks:

The Company is exposed to various credit, market and liquidity risks associated with its financial instruments, and manages those risks as follows:

Credit risk:

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Credit risk is associated with cash and cash equivalents, restricted cash, receivables and the gold receivable.  The credit risk is limited to the carrying amount of these items on the balance sheet.

The Company holds cash and cash equivalents, and restricted cash in highly credit rated financial institutions and does not hold any asset-backed commercial paper.

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

Receivables and other current assets are summarized as follows:

	As at June 30, 2008	As at December 31, 2007
	$	$
Gold trade receivable	7,389	14,708
Settlement receivables from sales of niobium	16,841	10,189
Receivables from government related to taxes, mineral rights and exploration tax credit	23,312	22,135
Gold receivable	5,784	15,448
Royalty receivable	1,878	3,837
Other receivable and prepaid expenses	10,522	10,904
	65,726	77,221

The credit risk related to gold trade receivable is considered low as the gold is sold to major banks which are considered credit worthy.  The gold trade receivables are usually settled in the following month, thus further reducing the potential for credit risk.

The credit risk on settlement receivables from sales of niobium is related to the possibility that buyers of niobium may have difficulties in meeting their obligations and thus impacting the Company’s ability to collect amounts outstanding.  Settlement receivables from sales of niobium were mainly outstanding for less than 30 days in a proportion of 79%.  In order to minimize such risks related to receivables from sales of niobium, analyses of credit exposures and credit limits are performed for each client on a regular basis.  Clients are located in different geographic locations such as United States, Europe, China, Japan, Saudi Arabia, Korea, and Australia.  The Company does not hold any security nor any other credit enhancements in relation to these receivables.  As at June 30, 2008, there were no impaired settlement receivables and there was no amount that would otherwise be past due or impaired whose terms have been renegotiated.

The credit risk related to receivables from government related to taxes, mineral rights and exploration tax credit, included in receivables, is dependent on the completion of certain government audits.  To the extent that the Company is subject to additional claims based on these, the full balance recorded may not be ultimately realized.  Management currently does not expect the amount to be ultimately realized to be materially different from that currently recorded.

The gold receivable is also subject to credit risk related to the possibility of a failure of the counterparty to deliver gold as per the agreement.  As security on the future gold deliveries, the counterparty pledged all of the shares of the acquired company and granted first rank security interests in all moveables and immoveables of the acquired company.  As at June 30, 2008, 6,250 ounces of gold were outstanding and are expected to be received in September 2008.  There is no amount that would otherwise be past due or impaired whose terms have been renegotiated.  As at June 30, 2008, there was no impairment of the gold receivable.

Market risk:

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

Currency risk:

Metal sales are mainly transacted in US dollars.  Movement of the Canadian dollar against the US dollar has a direct impact on the Company’s Canadian operations and corporate office cost base. Other international operations have exposure to other currencies but a significant portion of each international operation’s cost base is denominated in US dollars.  To the extent that this proportion changes, and to mitigate such risks, the Company may enter into foreign exchange

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

contracts to fix the exchange rate.  As at June 30, 2008, no foreign exchange contracts were entered into or were outstanding.

The impact of changes of the other currencies compared to US dollar, associated with financial instruments, would mainly be related to accounts in the Company’s Canadian operations, which functional currency is the Canadian dollar, such as cash and cash equivalents, receivables, marketable securities, and accounts payable.  The revaluation of foreign denominated balances to Euro or Canadian dollar is accounted for in the statement of earnings and presents increased risk as the Euro and Canadian dollar, and other currency rates fluctuate in relation to the US dollar.  As the Canadian mines are considered self-sustaining foreign operations, the foreign exchange impact of translating their financial statement balances to US dollars is accounted for in accumulated other comprehensive income, as a cumulative translation adjustment, which shelters the operations from having this impact the consolidated statement of earnings.

As at June 30, 2008, with other variables unchanged, a $0.01 change of the Canadian dollar against the US dollar would have no significant effect on net earnings and in other comprehensive income resulting from the use of financial instruments.

Interest rate risk:

The Company is exposed to interest rate risk on its cash and cash equivalents and outstanding long-term debt.  Interest on cash and cash equivalents is based on market interest rates.  The new credit facility provides for an interest rate margin above LIBOR and Base rate advances which varies according to the senior debt ratio. The letter of credit and standby fees also vary according to the senior debt ratio.  A change in the long-term debt interest rates would have an impact on net earnings and/or capitalized costs according to the project the debt is related to.  The Company does not take any particular measures to protect itself against fluctuations in interest rates.  Other long-term debts are subject to interest rates which are closed to the market interest rates.

If interest rates at June 30, 2008 had been 10 basis points lower or higher with all other variables held constant, the impact on after-tax net earnings would not have been material for the second quarter of 2008.  To the extent that the new credit facility is utilized, future sensitivities may be material.

Share market price risk:

Exposure to market risk is also related to the fluctuation in the market price of marketable securities.  IAMGOLD held ownership to these marketable securities following the settlement of specific transactions (e.g. disposal of a project in exchange of the counterparty’s capital share) or as a strategic investment.  These investments relate to mining companies which are part of a volatile market.  The Company reviews the value of marketable securities for impairment based on both quantitative and qualitative criteria.

At June 30, 2008, following a change of 2% in the market value of marketable securities and warrants, with all other variables held constant, the unrealized loss related to changes in market value, net of income taxes, included in other comprehensive income would have been impacted by $230,000, and net earnings by $2,000.

Gold market price risk:

Gold receivable:

Exposure of the gold receivable to market risk is related to fluctuations in the price of gold.  The carrying value of the gold receivable including embedded derivatives, based on the closing price of gold of $930 per ounce at the end of June 2008, was $5,784,000 and the fair value was $5,773,000, respectively.  A change in the gold price of $100 per ounce, with all other variables held constant, would have impacted net earnings by $625,000.

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

Gold forward contracts:

The Company usually does not take any particular measures to protect itself against fluctuations in the commodities market.  However, following the acquisition of GGL (Mupane), the Company assumed existing gold forward commitments.  The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices.  The market risk related to the fluctuation in the price of gold has an impact on the fair value of the gold forward contracts.

As at June 30, 2008, the valuation of the gold forward contracts was based on a gold price of $930 per ounce, and following the assumption of an increase and a decrease of $100 per ounce, would have been as follows:

	June 30, 2008 $930/oz		Increase of $100/oz at $1,030/oz		Decrease of $100/oz at $830/oz
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$	$	$
Gold forward sales	(19,575)	(44,061)	(19,575)	(52,327)	(19,575)	(35,795)

Liquidity risk:

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.

As at June 30, 2008, the Company’s cash and cash equivalents, and bullion position totaled $295,743,000, with bullion valued at the period end market price, coupled with the new credit facility following the agreement signed with a bank syndicate in the second quarter of 2008, provide the Company with access to a high level of additional liquidity and capital resources.  Liquidity risk of the Company not meeting its current obligations is low.  Refer to Note 13, Capital disclosures, describing the Company’s objectives when managing capital and related risks.

The Company has a treasury policy to assist in managing the liquidity risk which requires:

•	Investment only in liquid instruments by preserving capital, maintaining required liquidity, and realizing a competitive rate of return while considering an appropriate and tolerable level of risk.

•	Investment in gold bullion until a combination of factors indicates that a sale or use of gold bullion is strategically advantageous for the Company, or as part of the overall treasury management.

•	Monitoring cash balances within each operating entity.

•	Perform cash flow forecasting short to medium term, as well as medium and long-term forecasting incorporating relevant budget information.

•	Consider the need for expanding treasury activity if and when appropriate (including but not limited to hedging and derivatives).

•	Establish limits for significant investees and/or counterparties (e.g. for cash investments) and review limits periodically.

In the second quarter of 2008, the Company announced that it had obtained a $140,000,000 five-year revolving credit facility which may be used for general corporate purposes including acquisitions (Note 7).   As at June 30, 2008, the Company had letters of credit under the new credit facility totaling $11,387,000 issued to guarantee asset retirement obligations.

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

At June 30, 2008, the carrying value of interest bearing long-term debt was $6,130,000.  The maturity of long-term debt including interests was as follows:

$
2008	573
2009	866
2010	4,630
2011	390
2012	28
2013	21
Total	6,508

Liquidity risk is also related to the Company’s ability to produce and sell gold to respond to its gold forward commitments assumed following the acquisition of GGL in 2006.  Should the mine not be able to produce enough gold, the Company would have to buy gold on the market to meet its gold forward commitments.  Operational risks such as mineral reserves and extraction, safety and other hazards, energy, labor and strikes, communities, environmental hazard, political risk, and legislation may have an impact on the possibility to produce and deliver gold into the contracts.  The Company determined that it has the ability to deliver into the forward contracts based on budgeted production and its intentions are to deliver according to the committed forward contracts.  The maturity analysis is presented in Note 11(a).

13.	Capital Disclosures:

IAMGOLD’s objectives when managing capital are:

•	to ensure the Company has sufficient financial capacity to support its operations, current mine development plans and the long-term growth strategy,

•	to provide a superior return to shareholders and benefits for other stakeholders, and

•	to protect shareholder value while appropriately balancing activity within treasury conditions (both risks and opportunities) and identify exposure with respect to markets and risk fluctuations.

The capital of the Company consists of the items included in shareholders’ equity and long-term debt, net of cash and cash equivalents.

	As at June 30, 2008	As at December 31, 2007
	$	$
Cash and cash equivalents	139,969	113,265
Long-term debt	6,130	10,229
Common shares	1,655,485	1,633,119

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion due to factors that are beyond the Company’s control, including the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold prices, the mining industry, economic conditions and the associated risks.  In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new debt,  repay existing debt, or sell gold bullion.

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

The Company complied with the credit facility covenants.  There were no changes in the Company’s approach to capital management during the quarter.

During the first quarter of 2008, the Company adjusted its capital structure by issuing flow-through shares for C$8,500,000 to finance exploration and development expenditures at the Westwood project.  These proceeds are to be spent in fiscal year 2008 in accordance with the applicable Canadian Income Tax Legislation.  During the second quarter of 2008, the Company issued shares following the exercise of options.

In addition, during the second quarter of 2008, the Company replaced the previous credit facility by signing a new $140,000,000 five-year revolving credit facility which will provide additional flexibility in meeting its goals.  This new credit facility is guaranteed and secured by the Company’s major subsidiaries and secured by a pledge of IAMGOLD’s shares in these subsidiaries. This new credit facility is in line with the Company’s objectives in managing capital.

14.           Segmented Information:

The Company’s gold mine segment is divided into geographic segments, as follows:

Suriname:                        Rosebel mine
Canada:                           Doyon division, Sleeping Giant mine, and Westwood project
Botswana:                       Mupane mine
Mali:                         Joint venture in Sadiola (38%) and Yatela (40%)
Ghana:                     Working interests in Tarkwa and Damang (18.9%)

The Company’s segments also include Non-gold activities (Niobec mine located in Canada), Exploration and development, and Corporate which also includes royalty interests located in Canada.

During the second quarter of 2008, the Company reclassified royalty interests from non-gold activities to Corporate to better align its reporting segments.

Comparative figures have been reclassified to conform to the revised segments.

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

Second quarter ended June 30, 2008

	Gold Mines
(in $000’s)	Suriname	Canada	Botswana	Mali	Ghana	Total
Revenues	69,680	46,264	14,958	53,925	-	184,827
Depreciation, depletion and amortization	9,927	17,293	4,438	6,439	-	38,097
Earnings from working interests	-	-	-	-	9,188	9,188
Exploration expense	1,383	1,592	8	496	-	3,479
Other income	4,420	50	-	-	-	4,470
Income and mining taxes (recovery)	9,641	(457)	-	7,297	-	16,481
Net earnings	13,365	2,527	2,658	11,689	9,188	39,427
Expenditure for mining assets and capitalized exploration and development	19,253	4,173	1,202	1,912	-	26,540

Second quarter ended June 30, 2008

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
Revenues	184,827	38,389	-	1,882	225,098
Depreciation, depletion and amortization	38,097	7,387	387	1,336	47,207
Earnings from working interests	9,188	-	-	-	9,188
Exploration expenses	3,479	-	4,450	62	7,991
Interest expense	-	-	6	42	48
Other income	4,470	-	40	3,907	8,417
Income and mining taxes (recovery)	16,481	2,162	(225)	2,707	21,125
Net earnings (loss)	39,427	8,888	(6,596)	(8,448)	33,271
Expenditure for mining assets and capitalized exploration and development	26,540	5,001	2,402	-	33,943

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

Second quarter ended June 30, 2007

	Gold Mines
(in $000’s)	Suriname	Canada	Botswana	Mali	Ghana	Total
Revenues	46,987	30,518	14,287	44,616	-	136,408
Depreciation, depletion and amortization	7,597	5,335	7,207	2,879	-	23,018
Earnings from working interests	-	-	-	-	6,313	6,313
Exploration expense	735	256	281	71	-	1,343
Impairment charge	-	-	93,725	-	-	93,725
Income and mining taxes (recovery)	1,999	(767)	-	8,184	-	9,416
Net earnings (loss)	2,537	2,924	(100,062)	10,627	6,313	(77,661)
Expenditure for mining assets and capitalized exploration and development	5,684	4,223	(374)	5,169	-	14,702

Second quarter ended June 30, 2007

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
Revenues	136,408	28,929	-	1,969	167,306
Depreciation, depletion and amortization	23,018	4,779	-	1,087	28,884
Earnings from working interests	6,313	-	-	-	6,313
Exploration expenses	1,343	-	5,465	1,180	7,988
Impairment charge	93,725	-	-	-	93,725
Interest expense	-	18	-	251	269
Other income	-	-	3	623	626
Income and mining taxes (recovery)	9,416	699	(569)	(4,676)	4,870
Net earnings (loss)	(77,661)	5,602	(4,106)	(5,205)	(81,370)
Expenditure for mining assets and capitalized exploration and development	14,702	5,703	8,796	-	29,201

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

First half ended June 30, 2008

	Gold Mines
(in $000’s)	Suriname	Canada	Botswana	Mali	Ghana	Total
Revenues	134,706	92,177	27,163	103,679	-	357,725
Depreciation, depletion and amortization	19,407	31,146	7,895	12,024	-	70,472
Earnings from working interests	-	-	-	-	20,081	20,081
Exploration expense	2,248	3,119	13	1,139	-	6,519
Other income	4,420	50	-	-	-	4,470
Income and mining taxes (recovery)	17,380	(979)	-	15,393	-	31,794
Net earnings	24,976	5,455	3,348	25,692	20,081	79,552
Expenditure for mining assets and capitalized exploration and development	37,397	7,263	1,305	5,356	-	51,321
At June 30, 2008:
Working interest, royalty interest, mining assets, exploration and development and other intangible assets	383,203	201,184	34,970	60,995	132,559	812,911
Total assets	572,025	331,136	61,341	190,131	191,718	1,346,351

First half ended June 30, 2008

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
Revenues	357,725	71,096	-	4,229	433,050
Depreciation, depletion and amortization	70,472	14,199	450	2,771	87,892
Earnings from working interests	20,081	-	-	-	20,081
Exploration expenses	6,519	-	8,710	731	15,960
Interest expense	-	-	6	141	147
Other income (expense)	4,470	-	(1,096)	4,970	8,344
Income and mining taxes (recovery)	31,794	2,134	(805)	7,405	40,528
Net earnings (loss)	79,552	18,905	(10,848)	(19,965)	67,644
Expenditure for mining assets and capitalized exploration and development	51,321	8,320	5,339	-	64,980
At June 30, 2008:
Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	812,911	329,535	223,620	37,293	1,403,359
Total assets	1,346,351	362,251	291,449	247,528	2,247,579

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

First half ended June 30, 2007

	Gold Mines
(in $000’s)	Suriname	Canada	Botswana	Mali	Ghana	Total
Revenues	78,256	63,898	26,064	90,171	-	258,389
Depreciation, depletion and amortization	13,004	9,717	12,259	5,613	-	40,593
Earnings from working interests	-	-	-	-	12,597	12,597
Exploration expense	1,093	424	440	71	-	2,028
Impairment charge	-	-	93,725	-	-	93,725
Income and mining taxes (recovery)	993	(403)	-	15,541	-	16,131
Net earnings (loss)	4,187	8,051	(105,792)	26,041	12,597	(54,916)
Expenditure for mining assets and capitalized exploration and development	10,190	10,199	573	10,170	-	31,132

First half ended June 30, 2007

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
Revenues	258,389	51,149	-	4,126	313,664
Depreciation, depletion and amortization	40,593	9,476	-	2,405	52,474
Earnings from working interests	12,597	-	-	-	12,597
Exploration expenses	2,028	-	8,717	3,247	13,992
Impairment charge	93,725	-	-	-	93,725
Interest expense	-	37	-	889	926
Other income	-	-	8	1,476	1,484
Income and mining taxes (recovery)	16,131	1,237	(687)	(3,284)	13,397
Net earnings (loss)	(54,916)	7,451	(7,974)	(14,646)	(70,085)
Expenditure for mining assets and capitalized exploration and development	31,132	8,151	14,909	-	54,192

As at December 31, 2007

	Gold Mines
(in $000’s)	Suriname	Canada	Botswana	Mali	Ghana	Total
Working interests, royalty interest, mining assets, exploration and development and other intangible assets	360,189	217,316	41,424	65,737	112,478	797,144
Total assets	553,506	346,814	64,836	175,789	171,638	1,312,583

As at December 31, 2007

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
Working interests, royalty interest, mining assets, exploration and development and other intangible assets	797,144	338,911	225,473	50,322	1,411,850
Total assets	1,312,583	363,183	303,032	216,814	2,195,612

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)

15.          Subsequent event:

Royalty – Doyon/Westwood:

In July 2008, the Company acquired the participation royalty for the Doyon/Westwood property from Barrick Gold Corporation for cash consideration of $13,000,000.

16.           Comparative figures:

Certain figures for the previous periods have been reclassified to conform to the current period’s financial statement presentation.

IAMGOLD CORPORATION - INTERM REPORT - JUNE 30, 2008 (UNAUDITED)